UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXACT Sciences Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30063P105

(CUSIP Number)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

April 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 30063P105

1.	Names of Reporting Persons Genzyme Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,549,170 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,549,170 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,549,170 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.37%

14.	Type of Reporting Person CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on February 6, 2009 (the “Original Statement”) relating to the Common Stock, $0.01 par value per share (the “Common Stock”), of EXACT Sciences Corporation (the “Issuer”), a Delaware corporation.  The principal executive offices of the Issuer are located at 441 Charmany Drive, Madison, Wisconsin, 53719.

Except as set forth below, there are no changes to the information set forth in the Original Statement.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original Statement.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by inserting the following text at the end of that item:

Genzyme expects to dispose of additional shares of Common Stock of the Issuer held by it, from time to time, in open market transactions, privately negotiated sales, or other methods.  The implementation of these plans, and changes in these plans, will depend on market conditions, including trading activity in Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Genzyme has beneficial ownership of 2,549,170 shares of Common Stock of the Issuer, which constitutes 6.37% of the outstanding shares of the Issuer’s Common Stock.  This percentage was calculated based on disclosure in the Issuer’s Rule 424(b)(5) prospectus (the “Prospectus”) filed with the SEC on April 14, 2010, that, after giving effect to the offering contemplated by the Prospectus, there would be 40,032,021 shares of Issuer Common Stock outstanding.  As of April 14, 2010, Connie Mack III beneficially owns and has sole power to vote and sole power of disposition over 201,023(1) shares of Common Stock of the Issuer, representing approximately .5% of the Issuer Common Stock issued and outstanding as of that date.

Other than as provided in this Item 5, Genzyme, nor, to the knowledge of Genzyme, any person listed on Schedule 1, owns or has any rights to acquire, directly or indirectly, any shares of Common Stock of the Issuer.

(b) Genzyme has the sole power to vote or to direct the vote or to dispose or to direct the disposition of the shares of Common Stock of the Issuer beneficially owned by it.

(1) Represents the number of shares owned by Senator Mack and the number of shares issuable to Senator Mack pursuant to options or warrants that may be exercised within 60 days as of April 14, 2010 based on the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 29, 2009 and Senator Mack’s subsequent filings under Section 16 of the Exchange Act.

(c) Genzyme effected the following transactions with respect to shares of Common Stock of the Issuer during the past sixty (60) days.  All such sales were made in conformity with the requirements of Rule 144 under the Securities Act of 1933, as amended.

Date	No. of Shares Sold	Price Per Share
1.12.10	32,267	$4.193
1.13.10	20,000	$4.051
2.11.10	1,643	$3.856
3.05.10	10,000	$4.365
3.09.10	10,000	$4.387
3.10.10	100,000	$4.839
3.11.10	40,000	$4.763
3.14.10	20,000	$4.868
3.15.10	10,000	$4.801
3.16.10	3,850	$4.837
3.21.10	10,000	$4.545
3.21.10	10,000	$4.683
3.22.10	5,270	$4.642
3.23.10	10,000	$4.531
3.26.10	1,750	$4.523
4.01.10	6,750	$4.505
4.06.10	10,000	$4.560
4.07.10	29,300	$4.703
4.08.10	10,000	$4.846
4.14.10	100,000	$4.506
4.15.10	10,000	$4.500

(d) Except as set forth in this Item 5, no other person is known by Genzyme to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Genzyme.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 20, 2010

GENZYME CORPORATION

	By:	/s/ Michael S. Wyzga
	Name:	Michael S. Wyzga
	Title:	Executive Vice President, Finance and
Chief Financial Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation

Robert J. Bertolini

Former Executive Vice President and Chief Financial Officer

Schering-Plough

c/o Genzyme Corporation

500 Kendall Street

Cambridge, MA 02142

Douglas A. Berthiaume
Chairman, President and Chief Executive Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Gail Koziara Boudreaux
Executive Vice President

UnitedHealth Group
9900 Bren Road E

MN008-T030

Minnetonka, MN 55343

Robert J. Carpenter
Chairman
Hydra Biosciences, Inc.
790 Memorial Drive
Cambridge, MA 02139

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
Room 56-469B
77 Massachusetts Avenue
Cambridge, Massachusetts 02139

Victor J. Dzau
Chancellor for Health Affairs and President and Chief Executive Officer
Duke University Health System
106 Davidson Building
Durham, North Carolina 27710

Connie Mack III
Government Relations Consulting Partner

Liberty Partners Group, LLC
1050 K Street, NW
Suite 315
Washington, DC 20001

Richard F. Syron
Former Chairman and Chief Executive Officer
Federal Home Loan Mortgage Corporation
c/o Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

Ralph Whitworth

Relational Investors LLC

12400 High Bluff Drive

Suite 600

San Diego, California 92130

Executive Officers

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer

Scott Canute

Executive Vice President; President, Global Manufacturing and Corporate Operations

Zoltan A. Csimma
Chief Human Resources Officer; Senior Vice President

Thomas J. DesRosier

Senior Vice President; General Counsel; Chief Legal Officer

James A. Geraghty

Senior Vice President

David P. Meeker, M.D.

Executive Vice President and Chief Operating Officer

Richard A. Moscicki, M.D.
Chief Medical Officer; Senior Vice President, Medical, Clinical Affairs

Alan E. Smith, Ph.D.
Chief Scientific Officer; Senior Vice President, Research

Sandford D. Smith
Executive Vice President; President, International Group

Peter Wirth
Executive Vice President, Legal and Corporate Development; Secretary

Michael S. Wyzga
Chief Financial Officer; Executive Vice President, Finance